Exhibit 12.1

SOUTHWEST AIRLINES CO.

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three months ended, March 31,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings
Income before income taxes and cumulative effect of accounting changes	$723	$1,816	$1,210	$685	$323	$745
Add: Fixed charges	$103	$410	$406	$444	$469	$363
Less: Interest capitalized	$6	$23	$24	$21	$12	$19

Total	$820	$2,203	$1,592	$1,109	$780	$1,089

Fixed charges
Interest expense (net)	$26	$107	$107	$126	$182	$148
Add: Interest capitalized	$6	$23	$24	$21	$12	$19

Gross interest expense	$32	$130	$131	$147	$194	$167
Add: Interest factor of operating lease expense	$71	$280	$275	$298	$275	$197

Total	$103	$410	$406	$444	$469	$364

Ratio of earnings to fixed charges	7.96	5.37	3.92	2.49	1.66	2.99